Mail Stop 4561

July 20, 2007

John R. Ward
Teknik Digital Arts, Inc.
P.O. Box 2800-314
Carefree, Arizona 85377

> Re: **Teknik Digital Arts, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed on June 20, 2007**
>   **File No. 333-143925**
>   **Form 10-KSB for Fiscal Year Ended September 30, 2006**
>   **Forms 10-QSB for Fiscal Quarters Ended December 31, 2006 and**
>   **March 31, 2007**
>   **File No. 000-51253**

Dear Mr. Ward:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement

1.   In footnote (2) of the fee table, you indicate that you have calculated the fee in accordance with Rule 457(c), but you did not use the average of the high and low prices for your common stock on the date of determination. Please explain your methodology.

Outside Front Cover Page of Prospectus

2.   Please disclose on the outside front cover page of the prospectus that purchases by Dutchess will be at a discount of 6% to the lowest closing bid price during the pricing period.

3.   The OTC Bulletin Board is operated by the NASD, not Nasdaq. Please revise. Please also note the correct name of this service.

4.   Please indicate the market price of your common stock as of the latest practicable date.

Prospectus Summary, page 1

5.   The prospectus summary should be a brief overview containing only the most material information relating to your company and the offering. Please condense the information appearing in this section. This initial section should also include a brief description of the transaction with Dutchess, so that investors are immediately informed that the prospectus relates to shares being issued in connection with an equity line financing.

The Offering, page 5

6.   Under the caption "Use of Proceeds," you assume a per share price of $0.20 per share. Because the market price will fluctuate and may be significantly higher or lower when put notices are delivered, it appears inappropriate to assume a $0.20 price. In the context of a resale transaction, this section appears of very limited value to potential investors. If you retain this section, please revise to highlight that Dutchess will receive the offering proceeds. Then inform potential investors that the company will not receive the offering proceeds, although it will benefit from the transaction through its role in the offering being conducted through Dutchess. The similarly titled section in the body of the prospectus should also be revised to address this comment.

Risk Factors, page 8

Risks Related to this Offering, page 13

7.   Your discussion of the risks related to this offering is brief and repetitive. For instance, you include two risk factors addressing the limited trading market for your common stock. Also, your penny stock disclosure is prospective. Please state definitively that your common stock is subject to the penny stock rules. As a

final example, you do not include a risk factor addressing the limitations on the amount of shares that you may issue to Dutchess.

8.   Your dilution risk factor assigns a specific and static numerical value to the dilution to new investors. At a minimum, your disclosure should concisely state the assumptions that you have employed to arrive at this figure and should address the impact that differing assumptions or actual circumstances could have. In particular, you should describe in detail how successive issuances of shares under the equity line will tend to depress the price of your common stock, thereby increasing the amount of shares which are issuable to Dutchess with each succeeding put and potentially further depressing your stock price. The risk factor should point out that, despite this increasingly dilutive effect, Dutchess will continue to be in a position to profit from these transactions, because Dutchess will be receiving shares at a discount to market price at the time of each issuance. As this effect will increase as successive puts are consummated, investors in these shares will be subject to a potentially ever-increasing diminution of value in their holdings. Please disclose this effect clearly. Your first risk factor under "Risks Related to the Offering" touches on this issue, but does not describe in plain language the effect that these successive issuances could have on the value of an investment in your company.

Use of Proceeds, page 16

9.   You use a per share purchase price of $0.80 in this section. Elsewhere in the prospectus you use a price assumption of $0.20 per share. Please explain why you are using different figures in these two sections. Also, see comment 6 above.

Selling Security Holders, page 18

10.   In the first paragraph on page 18, please disclose the amount of the discount being applied to purchases by Dutchess.

Transaction with Dutchess Private Equities Fund, Ltd., page 19

11.   You did not file a Form 8-K with respect to the Investment Agreement. Please explain how you concluded that this agreement did not qualify as a material definitive agreement under Item 1.01 of Form 8-K.

12.   Please provide a more detailed description of the agreement with Dutchess. For instance, your disclosure should more fully describe the implications of the "Minimum Acceptable Price." As another example, the Investment Agreement provides for additional cash payments by you to the investor under certain circumstances. You should disclose this fully in the prospectus. Similarly, please

disclose: the "Maximum Common Stock Issuance" (including the maximum number of shares that Dutchess could sell based on current conditions); the "Open Market Adjustment Amount;" the 5% ownership limitation applicable to Dutchess; the lock up; the material conditions to the investor's obligation to purchase shares of your common stock (including at a bare minimum the conditions relating to listing/quoting of your shares and shareholder approval requirements); and the covenant against transactions with affiliates.

13.   With regard to the 5% limitation on ownership by Dutchess, please explain how 12,500,000 shares was established as your estimate of the upper limit of shares to be issued under the facility. Based on current figures, the 5% limitation would be exceeded if less than 1 million shares were issued to Dutchess. Also, please explain whether a "failure to deliver" due to exceeding the 5% limitation would entitle Dutchess to the cash payments described in Section 2(G) of the Investment Agreement. The agreement itself does not address this eventuality, but the implication might be that Dutchess would be entitled to these cash payments under those circumstances.

14.   Section 2(I) (relating to the Open Market Share Purchases) seems to contemplate Dutchess selling shares of your common stock short in the open market prior to the delivery of shares under the Investment Agreement. Please explain in greater detail how this section is intended to operate. If our understanding is correct, please explain your analysis under Regulation M and the covenant of Dutchess in Section 3(C) of the Investment Agreement not to short your common stock.

15.   The description of the Investment Agreement appearing in the prospectus should conform to the actual terms of the Investment Agreement. For instance, in the prospectus you state that the minimum acceptable price is determined with reference to a three trading day period prior to the put date. The agreement appears to provide for a ten trading day period.

16.   Please explain the meaning of Section 12(M) of the Investment Agreement.

17.   The Investment Agreement provides that a closing may occur as many as seven trading days after the day following delivery of the put notice. This does not assure a prompt closing. The time period between delivery of the put notice and the closing should be limited to five business days.

18.   We remind you that, following the effectiveness of your registration statement, you must file a prospectus supplement:

- whenever you exercise the right to put shares to Dutchess under the Investment Agreement;

- to reflect changes in selling shareholder information, including sales of material amounts of securities; and

- to update the prospectus in the event of material changes in the plans to apply proceeds of sales to Dutchess under the Investment Agreement.

Plan of Distribution, page 20

19.   You state in the first paragraph that Dutchess may also sell shares pursuant to the safe harbor of Rule 144. Rule 144 is a safe harbor from underwriter status. Dutchess is an underwriter in this offering. Therefore, Rule 144 would appear to be unavailable. Please revise, or explain your analysis.

20.   In your discussion of Regulation M, you reference a one day restricted period. Please describe the analysis you performed to arrive at the conclusion that a one day restricted period is applicable.

21.   Please provide clear disclosure on the ability of Dutchess to sell shares of your common stock short. While you describe the prohibitions of Rule 105 of Regulation M, the Investment Agreement appears to contain an outright prohibition on Dutchess selling shares of your common stock short.

22.   In the second and third paragraphs from the bottom of page 21, you state that Dutchess "may be" considered an underwriter. Please revise to state that Dutchess is an underwriter, consistent with your disclosure on the front outside cover page of the prospectus.

23.   In the first full paragraph on page 22, you state that you would be required to amend the registration statement and file a prospectus supplement to describe any subsequent agreements between Dutchess and any broker-dealer relating to the resale of the common stock. Please provide a detailed analysis in your response letter that supports this conclusion.

Part II – Information Not Required in the Prospectus, page II-1

Item 25. Recent Sales of Unregistered Securities, page II-1

24.   Many of the transactions you describe in this section did not occur within the past three years, and therefore disclosure of these transactions is not responsive to the requirements of the form. See Item 701 of Regulation S-B.

Item 28. Undertakings, page II-4

25.   The proviso in undertaking 1(b) is not applicable to your offering, because your registration statement has not been filed on Form S-8, Form S-3 or Form F-3.

26.   Likewise, undertakings 4 and 5 are inapplicable to your offering, because you are ineligible to incorporate by reference in the manner contemplated by those undertakings.

Exhibits

27.   Counsel appears to be incorporating a legal opinion by reference to the opinion counsel gave in connection with your initial public offering. This does not satisfy the requirements of the form being used. Please revise your exhibit list to reflect your filing of a currently dated opinion of counsel relating to the legality of the shares being registered in this offering. See Item 601(b)(5) of Regulation S-B.

Form 10-KSB for Fiscal Year Ended September 30, 2006

Special Note Regarding Forward-Looking Statements, page 3

28.   You cite the safe harbors of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. You make similar references in your Forms 10-QSB for the fiscal quarters ended December 31, 2006 and March 31, 2007. These references do not appear to be appropriate, given that you are a penny stock issuer. Please advise us of how you intend to address this comment.

Item 5. Market for Common Stock and Related Stockholder Matters, page 8

29.   You do not appear to have included in this section all of the disclosure required by Item 201 of Regulation S-B. Also, Form SB-2 requires that this information be included in your prospectus, which does not appear to be the case. Please advise or explain.

Signatures, page 20

30.   Form 10-KSB must be signed by your controller or principal accounting officer. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. In future filings, please ensure that John R. Ward is identified as your controller or principal accounting officer, if he in fact serves in that capacity. If not, please ensure that your filing is signed by an officer who fits that description.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

As appropriate, please amend your annual and quarterly reports and respond to these comments within 10 business days or tell us when you will provide us with a response.

Please address all questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to Mark P. Shuman, Branch-Chief-Legal, at (202) 551-3462.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (602) 253-8129
        Gregory R. Hall, Esq.
        Squire, Sanders & Dempsey L.L.P.